Exhibit 12


Contact: Doug Robinson - CA Investor Relations  Bob Gordon - CA Public Relations
         (516) 342-2745                         (516) 342-2391
         dougr@mail.cai.com                     bobg@cai.com

         Elliot Levine - Cheyenne EVP/CFO
         (516) 465-4000


             COMPUTER ASSOCIATES AND CHEYENNE ANNOUNCE HEARING DATE
         FOR MOTION TO ENJOIN; TENDER OFFER EXPECTED TO CLOSE THIS WEEK


ISLANDIA, NY and ROSLYN HEIGHTS, NY, November 4, 1996 - Computer Associates International, Inc. (NYSE: CA) and Cheyenne Software, Inc. (AMEX:CYE) announced today that a hearing has been scheduled for November 6, 1996 in the Delaware Chancery Court on a motion to preliminarily enjoin consummation of CA's tender to acquire Cheyenne. The tender offer is scheduled to expire at midnight on Friday, November 8, 1996. Cheyenne and CA believe that the motion is without merit.

The motion relates to an amendment to a purported class action complaint originally filed against Cheyenne and the members of Cheyenne's board of directors in April 1996. The complaint, as amended, alleges that Cheyenne's directors breached their fiduciary duties by rejecting an earlier request of McAfee Associates, Inc. to negotiate a merger of Cheyenne and McAfee and by agreeing to the proposed transaction with CA. It is further alleged in the amended complaint that Cheyenne's failure to disclose certain investment banker analyses constituted a breach of the directors' duty of candor to Cheyenne's shareholders. The amended complaint also names CA as a party to the litigation. A copy of the amended complaint has been previously filed with the Securities and Exchange Commission as an exhibit to CA's Schedule 14D-1 and Cheyenne's Schedule 14D-9. Both Cheyenne and CA deny any wrongdoing and will defend the action vigorously.

Computer Associates International, Inc. (NYSE: CA), with headquarters in Islandia, NY, is the world leader in mission-critical software. The company develops, licenses, and supports more than 500 integrated products that include enterprise computing and information management, application development, manufacturing and financial applications. CA has 9000 people in 130 offices in 40 countries and had revenue of more than $3.5 billion in fiscal year 1996. CA can be reached by visiting http://www.cai.com on the World Wide Web, emailing info@cai.com, or calling 1-516-342-5224.

Cheyenne Software, Inc. is an international developer of essential software solutions for NetWare, Windows NT, UNIX, Macintosh, OS/2, Windows 3.1 and Windows 95 operating systems. Its enterprise-wide offerings include an array of storage management, security, and communications products, including Cheyenne [Registered Mark] HSM, JETserve [Trademark], InocuLAN [Trademark], FAXserve [Trademark], and its flagship product line, the ARCserve [Registered Mark] family of network backup software. Cheyenne can be contacted at (800) 243-9462 (U.S. or Canada) or (516) 465-4000, or by visiting its WWW home page at: http:/ /www.cheyenne.com.


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